# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NRC Health, CIK 0000070487
CUSIP: 637372202
Title of class of securities: Common Stock, $.001 par value
Address of issuer's principal executive offices: 1245 Q Street, Lincoln, Nebraska (NE), 68508
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0001847052
Persons authorized to receive notices and communications: Patrick E. Beans, Amandla, LLC, 709 Pier 2, Lincoln, Nebraska (NE), 68528, 402-440-2768; Joel I. Greenberg, Esq., Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, New York (NY), 10019-9710, 212-836-8000; Mark A. Scudder, Esq., Scudder Law Firm, P.C., L.L.O., 411 South 13th Street, Suite 200, Lincoln, Nebraska (NE), 68508, 402-435-3223

## Reporting persons
- Common Property Trust (CIK 0001847052): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,609,601; sole dispositive power 0; shared dispositive power 8,609,601; aggregate amount beneficially owned 8,609,601 (38.2% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,536,696 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2026.
- Common Property Trust LLC (CIK 0002065086): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,854,284; sole dispositive power 0; shared dispositive power 3,854,284; aggregate amount beneficially owned 3,854,284 (17.1% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,536,696 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2026.
- Amandla, LLC (CIK 0002064216): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,755,317; sole dispositive power 0; shared dispositive power 4,755,317; aggregate amount beneficially owned 4,755,317 (21.1% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,536,696 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2026.
- Beans Patrick E. (CIK 0001247187): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF), other (OO); sole voting power 35,003; shared voting power 10,270,631; sole dispositive power 35,003; shared dispositive power 10,270,631; aggregate amount beneficially owned 10,305,634 (45.7% of the class)
  Comment: The percentage indicated in Row (13) is based upon 22,536,696 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2026.
- Hays Michael D. (CIK 0001053133): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), subject company funds (SC); sole voting power 45,171; shared voting power 552,128; sole dispositive power 45,171; shared dispositive power 552,128; aggregate amount beneficially owned 597,299 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: See footnote (4) to Item 5 herein for a detailed description of shares disclosed in this report with respect to which Mr. Hays disclaims beneficial ownership.
  
  The percentage indicated in Row (13) is based upon 22,536,696 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 par value
Name of issuer: NRC Health
Address of issuer's principal executive offices: 1245 Q Street, Lincoln, Nebraska (NE), 68508
Comment:
This Amendment No. 4 to Schedule 13D ("Amendment No. 4"), which relates to shares of the Common Stock, par value $.001 per share (the "Common Stock"), of NRC Health, a Delaware corporation (the "Issuer") is being filed by: (i) Common Property Trust ("CPT"); (ii) Common Property Trust LLC, a Delaware limited liability company ("CPT LLC"), (iii) Amandla LLC, a Delaware limited liability company ("Amandla LLC"); (iv) Patrick E. Beans, ("PB"), and (v) Michael D. Hays, the founder and Chairman of the Board of the Issuer ("MH", and collectively with CPT, CPT LLC, Amandla LLC and PB, the "Reporting Persons"). This Amendment No. 4 amends the Schedule 13D initially filed on March 22, 2021, as amended by Amendment No. 1 thereto filed on March 5, 2024 by: (x) Thomas Richardson, as the trustee of CPT and Manager of CPT LLC ("TR"), (y) CPT, and (z) CPT LLC; Amendment No. 2 thereto filed on April 10, 2025 by the Reporting Persons and TR; and Amendment No. 3 thereto filed on March 27, 2026 by the Reporting Persons (collectively, the "CPT 13D").

Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute: (i) an admission that MH is the beneficial owner of the Common Stock beneficially owned by his spouse, CPT, CPT LLC, or Amandla LLC, or any of the Excluded Shares (as defined herein), for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 16 of the Exchange Act, or for any other purpose, and MH expressly disclaims beneficial ownership of such shares and (ii) an assertion or presumption that any of the persons on whose behalf this Amendment No. 4 is filed constitute a "group."

This Amendment No. 4 amends the CPT 13D (as previously amended) as set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended by changing the words "Chief Executive Officer" to "Chairman" in the first sentence thereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read in its entirety as follows:

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person based on 22,536,696 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2026:

Sole Power Shared Power Sole Power Shared Power
Amount to Vote to Vote to Dispose or to Dispose or
Reporting Beneficially Percent or Direct or Direct Direct the Direct the
Person Owned of Class the Vote the Vote Disposition Disposition

CPT LLC (1) 3,854,284 17.1% 0 3,854,284 0 3,854,284
Amandla LLC (2) 4,755,317 21.1% 0 4,755,317 0 4,755,317
CPT (3) 8,609,601 38.2% 0 8,609,601 0 8,609,601
MH (4) 597,299 2.7% 45,171 552,128 45,171 552,128
PB (5) 10,305,634 45.7% 35,003 10,270,631 35,003 10,270,631

(1) CPT LLC is the direct holder of 3,854,284 shares of Common Stock (the "CPT LLC Shares").

(2) Amandla LLC is the direct holder of 4,755,317 shares of Common Stock (the "Amandla Shares").

(3) CPT, as the 100% owner of each of CPT LLC and Amandla LLC, shares beneficial ownership of the CPT LLC Shares with CPT LLC and shares beneficial ownership of the Amandla Shares with Amandla LLC.

(4) Includes: (i) 20,154 shares of Common Stock held directly by MH (over which he has sole voting and dispositive power); (ii) 25,017 shares of Common Stock under currently exercisable stock options (over which he has sole voting and dispositive power); (iii) 76,095 shares of Common Stock held by MH's wife (MH disclaims beneficial ownership of the shares held by his wife); and (iv) 476,033 shares of Common Stock (the "Irrevocable Trust Shares") held directly by various irrevocable trusts (the "Irrevocable Trusts") created by MH for the benefit of various family members, that MH has the right to reacquire at any time by substituting other property having equivalent value therefor (the "Reacquisition Right"), such that MH shares beneficial ownership of the Irrevocable Trust Shares with the Irrevocable Trusts. Excludes (collectively, the "Excluded Shares"): (i) the CPT LLC Shares; (ii) the Amandla Shares; (iii) 47,110 shares of Common Stock (the "1999 Trust Shares") held directly by a trust created by MH for the benefit of various family members (the "1999 Trust"); and (iv) an aggregate of 142,597 shares of Common Stock (the "Family Trust Shares") held directly by two irrevocable trusts created by MH for the benefit of various family members (the "Family Trusts"). MH has the power to replace the manager of Amandla LLC and CPT LLC (currently PB), who has direct voting and dispositive power with respect to shares held by those entities, at any time, so long as the replacement in each case is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, MH may be deemed to be the beneficial owner of the CPT LLC Shares and the Amandla Shares, however, MH disclaims beneficial ownership of all such shares. MH also has the power to replace the trustee of the 1999 Trust (currently PB), who has direct voting and dispositive power with respect to the 1999 Trust Shares, at any time, so long as the replacement is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Code. As a result, MH may be deemed to be the beneficial owner of the 1999 Trust Shares, however, MH disclaims beneficial ownership of the 1999 Trust Shares. In addition, MH has the power to replace the Protector of the Family Trusts, who can in turn replace the Special Holdings Direction Advisor of the Family Trusts at any time (currently PB), who has direct voting and dispositive power with respect to the Family Trust Shares, so long as the replacement in each case is not MH himself or anyone related or subordinate to MH within the meaning of Section 672(c) of the Code. As a result, MH may be deemed to be the beneficial owner of the Family Trust Shares, however, MH disclaims beneficial ownership of the Family Trust Shares. Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that MH is the beneficial owner of any shares of Common Stock held by his spouse or any Excluded Shares for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose.

(5) Includes: (i) 35,003 shares of Common Stock held by PB directly; (ii) the CPT LLC Shares and the Amandla Shares (PB is the manager of Amandla LLC and CPT LLC); (iii) the Irrevocable Trust Shares (PB is the Special Holdings Direction Advisor and Protector of the Irrevocable Trusts); (iv) the Family Trust Shares (PB is the Special Holdings Direction Advisor and Protector of the Family Trusts); (v) the 1999 Trust Shares (PB is the trustee of the 1999 Trust); (vi) an aggregate of 423,561 shares of Common Stock (the "Additional Shares") held directly by various trusts created by MH (the "Additional Shares Trusts") for the benefit of various family members (PB is the Special Holdings Direction Advisor and Protector of the Additional Shares Trusts, with direct voting and dispositive power over the Additional Shares); (vii) an aggregate of 312,629 shares of Common Stock (the "Burr Oak Shares") held directly by various limited liability companies (the "Burr Oak LLCs") that are 100% owned by certain of the Irrevocable Trusts, the Family Trusts and an Additional Share Trust (the "Burr Oak Irrevocable Trusts") (PB is the Special Manager of the Burr Oak LLCs); and (viii) 259,100 shares of Common Stock (the "Foundation Shares") held by a charitable foundation formed by MH (PB is one of two members of the Special Holdings Direction Advisor Committee for such foundation). As a result, PB shares beneficial ownership over: (i) the CPT LLC Shares with CPT and CPT LLC; (ii) the Amandla Shares with CPT and Amandla LLC; (iii) the Irrevocable Trust Shares with the Irrevocable Trusts and MH; (iv) the Family Trust Shares with the Family Trusts; (iv) the 1999 Trust Shares with the 1999 Trust; (v) the Additional Trust Shares with the Additional Trusts; (vi) the Burr Oak Shares with the Burr Oak LLCs and the Burr Oak Irrevocable Trusts; and (vi) the Foundation Shares with the other member of the Special Holdings Direction Advisor Committee for such foundation and such foundation (PB disclaims beneficial ownership of the Foundation Shares).
Number of shares as to which each person has sole or shared power to vote or dispose: See paragraph (a) above.
Transactions in the class effected during the past sixty days: On June 10, 2026, one of the Irrevocable Trusts sold, in open market transactions pursuant to the Company's Registration Statement (File No. 333-232534): (1) 224,457 shares of Common Stock at a weighted average price of $20.02 per share (at prices ranging from $20.00 to $20.89); and (ii) 25,543 shares of Common Stock at a weighted average price of $21.05 per share (at prices ranging from $21.05 - $21.15). Full information regarding the number of shares purchased or sold at each separate price will be provided to the SEC staff upon request. On April 21, 2026, the charitable foundation formed by MH gifted 20,000 shares of Common Stock for no consideration. Except for the foregoing, there have been no transactions in Common Stock effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than: (i) the Irrevocable Trusts, which hold the Irrevocable Trust Shares directly; (ii) the 1999 Trust, which holds the 1999 Trust Shares directly; (iii) the Family Trusts, which hold the Family Trust Shares directly; (iv) the Additional Share Trusts, which hold the Additional Shares directly; (v) the Burr Oak LLCs, which hold the Burr Oak Shares directly, and the Burr Oak Irrevocable Trusts, which own the Burr Oak LLCs; and (vi) the foundation that holds the Foundation Shares directly, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by any Reporting Person (and none of the individual interests of any of the entities described above relates to more than 5% of the Common Stock outstanding).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Excluding the Excluded Shares, as of March 23, 2026, MH ceased to be the beneficial owner of more than five percent of the Common Stock.

## Signatures
- Common Property Trust: /s/ Thomas Richardson, Thomas Richardson, as Trustee (06/12/2026)
- Common Property Trust LLC: /s/ Patrick Beans, Patrick E. Beans, as Manager (06/12/2026)
- Amandla, LLC: /s/ Patrick Beans, Patrick E. Beans, as Manager (06/12/2026)
- Beans Patrick E.: /s/ Patrick E. Beans, Patrick E. Beans (06/12/2026)
- Hays Michael D.: /s/ Michael D. Hays, Michael D. Hays (06/12/2026)